Exhibit 99(a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:         Elisa Steele

To:        All Eligible Employees
Date:         August 5, 2016

Subject:    LAUNCH OF STOCK OPTION EXCHANGE PROGRAM

Jivers,
As I mentioned in an email to you on June 1st, our Board of Directors and our stockholders recently approved a voluntary, one-time stock option exchange offer for employees who hold substantially "underwater" stock options.
Today, we are officially launching the stock option exchange offer and I want to share some important information for employees to review. Please take the time to read through the details the team has compiled below and act as you see fit:

•
All eligible employees now have the opportunity to exchange certain stock option grants for a lesser number of restricted stock units with a different vesting schedule. Options eligible to be exchanged include only options granted with an exercise price per share greater than $6.58, that remain outstanding and unexercised as of the expiration of this offer and that were granted under our 2011 Equity Incentive Plan, as amended, or 2007 Stock Incentive Plan.

◦
You are an eligible employee if you are an employee of Jive or any of its subsidiaries (but excluding any of our named executive officers or members of our board of directors) as of the start of the offer and remain an employee of Jive or any of its subsidiaries through the expiration of the offer and the RSU grant date.

•	This offer currently is scheduled to expire on September 2, 2016, at 9:00 p.m., Pacific Time and restricted stock units are scheduled to be granted on the same day.

•
We have prepared a number of resources to help you understand the terms and conditions of the offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options for Restricted Stock Units” (referred to as the “Offer to Exchange”) and an election form, together with its associated instructions. Each of these documents is attached to this email.

•
In addition, to help you recall which of your options are eligible for exchange under this offer and to give you the information necessary to make an informed decision, you can refer to the schedule of your eligible option grant information available via Jive’s offer website.

◦
This eligible option schedule will list the outstanding option grants that are eligible under this offer, the grant date and per share exercise price of each of your eligible option grants, the number of shares subject to each of your eligible option grants that are scheduled to be vested as of September 2, 2016, the number of outstanding shares subject to each of your eligible option grants as of September 2, 2016 (assuming you have not exercised all or any portion of your eligible option grants during the offering period), the vesting details for each of your eligible option grants, the exchange ratio applicable to each eligible option, the number of RSUs that would be issued in exchange for each eligible option, and the vesting schedule.
Stock Option Exchange Website: https://jive.equitybenefits.com
Your Login ID is your Jive email address
Your Initial Password is [INSERT PASSWORD]. You will be required to reset your password during your initial login.
As you might have more questions related to the offer, the team has prepared a presentation of the relevant information regarding the process. We know the materials describing the offer may seem voluminous, but it is important that you review these materials and ask questions as needed so you can make an informed decision on whether to participate or not. A few other key things to keep in mind:

•
If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact the Corporate Legal department by email at corplegal@jivesoftware.com or by phone (503) 972-9004.

•
Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.

•
If you choose to participate in the offer, you will need to deliver a completed election via Jive’s offer website or facsimile, no later than 9:00 p.m., Pacific Time, on September 2, 2016 (unless the offer is extended).

•
If we have not received your properly completed, signed (electronically or otherwise) and dated election form before the offer expires, you will have rejected this offer and you will keep your current options. A copy of the election form is included in the offer documents as well as attached to this email.

I'm pleased we can move forward with this program and believe a program like this is an important step in retaining and motivating our valued employees who have experienced our decline in stock price over recent years and have been unable to derive value from their substantially underwater stock options.

Thank you,

Elisa Steele
Chief Executive Officer

Attachments:
Offer to Exchange Certain Outstanding Options for Restricted Stock Units
Election Form
Employee Presentation